

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2015

Via E-mail
Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road
Tantzu, Taichung, Taiwan, R.O.C.

> **Re:    Siliconware Precision Industries Co., Ltd.**
> **Schedule 14D-9**
> **Filed August 28, 2015**
> **File No. 005-79592**

Dear Ms. Chen:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Offer

1.    We note that an affiliate of J.P. Morgan rendered an opinion letter to the board of directors, subject to the limitations and assumptions stated therein.  Please advise what consideration you gave to filing the opinion letter as an exhibit to the schedule.  Alternatively, please revise your disclosure to describe the limitations and assumptions stated in the letter.

Exhibit (a)(4)

2.    We note the statement that the reasonableness of the tender offer price is questionable, considering the company's earnings per share, book value per share, and distributed earnings in recent years.  Please disclose these figures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:    Via E-mail
       Kathryn King Sudol, Esq.
       Simpson Thacher & Bartlett LLP